UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13D-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                             STMicroelectronics N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Shares, nominal value (euro) 1.04 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    861012102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

          [ ]      Rule 13d-1 (b)
          [ ]      Rule 13d-1 (c)
          [X]      Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 861012102                   13G                     Page 2 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STMicroelectronics Holding II B.V. ("ST Holding II")

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Netherlands
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                   HC
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 3 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STMicroelectronics Holding N.V. ("ST Holding")

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Netherlands

--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                   HC
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 4 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FT1CI
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Republic of France
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 5 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Finmeccanica S.p.A. ("Finmeccanica")
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Republic of Italy
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 6 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Societe des Participations CEA (commercially known as "Areva", formerly known as CEA-Industrie)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Republic of France
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 7 of 28 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   France Telecom
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [X]
                (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Republic of France
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       34.5%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    311,483,280**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    34.5%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

* Based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.
** Based upon (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.; (iii) 26,423,404 common shares held of record by Societe Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and (iv) 20,000,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

CUSIP No. 861012102                   13G                     Page 8 of 28 Pages


Item 1(a).        Name of Issuer:

                  STMicroelectronics N.V. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  STMicroelectronics N.V.
                  39, chemin du champ des filles
                  1228 Plan-Les-Ouates
                  Geneva, Switzerland

Item 2(a).        Name of Persons Filing:

                  The current members of the Group of STMicroelectronics N.V. shareholders consisting of:

                  (i)   ST Holding II
                  (ii)  ST Holding
                  (iii) FT1CI
                  (iv)  Finmeccanica
                  (v) Societe des Participations CEA (commercially known as "Areva")
                  (vi)  France Telecom

Item 2(b).        Address of Principal Business Office, or if none, Residence:

                  (i)   STMicroelectronics Holding II B.V.
                        "Weenatoren" 2d floor
                        Weena 327, 329
                        3013 AL Rotterdam
                        The Netherlands

                  (ii)  STMicroelectronics Holding N.V.
                        "Weenatoren" 2d floor
                        Weena 327, 329
                        3013 AL Rotterdam
                        The Netherlands

                  (iii) FT1CI
                        27-29, rue Le Peletier
                        75433 Paris Cedex 09
                        France

                  (iv)  Finmeccanica S.p.A.
                        Piazza Monte Grappa, 4
                        00195 Rome
                        Italy

CUSIP No. 861012102                   13G                     Page 9 of 28 Pages


                  (v) Societe des Participations CEA (commercially known as "Areva")
                        27-29, rue Le Peletier
                        75433 Paris Cedex 09
                        France

                  (vi)  France Telecom
                        6, place d'Alleray
                        75505 Paris Cedex 15
                        France

Item 2(c).        Citizenship:

                  (i)   The Netherlands

                  (ii)  The Netherlands

                  (iii) The Republic of France

                  (iv)  The Republic of Italy

                  (v)   The Republic of France

                  (vi)  The Republic of France


Item 2(d).        Title of Class of Securities:

                  Common Shares, nominal value (euro) 1.04 per Share

Item 2(e).        CUSIP Number:

                  861012102

Item 3.           Item 3 is not applicable.

Item 4(a).        Amount Beneficially Owned:

                  311,483,280 shares of common stock are beneficially owned by ST Holding II. These amounts are held of record on STMicroelectronics N.V.'s share registry as follows:

                  (i) 235,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry;

                  (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services (France) as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0%

CUSIP No. 861012102                   13G                    Page 10 of 28 Pages


                        exchangeable notes due December 17, 2004, exchangeable for common shares of STMicroelectronics N.V.;

                  (iii) 26,423,404 common shares held of record by Societe
                        Generale as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 6 3/4% notes due August 6, 2005 mandatorily exchangeable for shares of STMicroelectronics N.V.; and

                  (iv) 20,00,000 common shares held by BNP-Paribas Securities Services (Luxembourg) as Escrow Agent for Finmeccanica Finance S.p.A. in connection with its issuance of 0.375% notes exchangeable for shares of STMicroelectronics N.V.

                  ST Holding II retains all voting rights related to common shares in escrow, and if the France Telecom or Finmeccanica exchangeable notes are not redeemed for STMicroelectronics N.V. common shares, the common shares will be released from escrow.

                  ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. which is jointly controlled by FT1CI and Finmeccanica. (See Exhibit 1, attached hereto.)

Item 4(b).        Percent of Class:

                  34.5% based upon 902,741,214 common shares outstanding as of December 31, 2003 as shown on STMicroelectronics N.V.'s share registry.


Item 4(c).        Number of shares as to which such person has:

                  Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Item 7 is not applicable.

CUSIP No. 861012102                   13G                    Page 11 of 28 Pages


Item 8.           Identification and Classification of Members of a Group

                  See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders' agreements. See also, Item 4(a) above.

Item 9.           Notice of Dissolution of Group

                  Item 9 is not applicable.

Item 10. Certification

                  Item 10 is not applicable.

CUSIP No. 861012102                   13G                    Page 12 of 28 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V., by and on behalf of STMicroelectronics Holding II B.V., as Managing Member


--------------------------              --------------------------
        (Date)                                 (Date)


--------------------------              --------------------------
        (Signature)                            (Signature)

        Name: Umberto d'Agostino               Name: Bertrand Loubert
        Title: Managing Director,              Title: Managing Director,
        STMicroelectronics Holding N.V.        STMicroelectronics Holding N.V.

CUSIP No. 861012102                   13G                    Page 13 of 28 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.


--------------------------              --------------------------
        (Date)                                 (Date)


--------------------------              --------------------------
        (Signature)                            (Signature)

Name: Umberto d'Agostino                Name: Bertrand Loubert
Title: Managing Director                Title: Managing Director

CUSIP No. 861012102                   13G                    Page 14 of 28 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI

                                        --------------------------
                                               (Date)


                                        --------------------------
                                               (Signature)

                                        Name: Bertrand Loubert
                                        Title: Legal Director

CUSIP No. 861012102                   13G                    Page 15 of 28 Pages

--------------------------------------------------------------------------------
                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Finmeccanica S.p.A.


                                        --------------------------
                                               (Date)


                                        --------------------------
                                               (Signature)

                                        Name: Roberto Testore
                                        Title: Chief Executive Officer and
                                               General Manager

                                                             Page 16 of 28 Pages
                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Societe des Participations CEA (commercially known as "Areva")


                                        --------------------------
                                               (Date)


                                        --------------------------
                                               (Signature)

                                        Name: Gerald Arbola
                                        Title: Member of the Managing Board and
                                        Chief Financial Officer

CUSIP No. 861012102                   13G                    Page 17 of 28 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: France Telecom


                                        --------------------------
                                               (Date)


                                        --------------------------
                                               (Signature)

                                        Name: Bernard Izerable
                                        Title: Senior Vice President, M&A

CUSIP No. 861012102                   13G                    Page 18 of 28 Pages


                                    EXHIBIT 1

Major Shareholders

          STMicroelectronics Holding II B.V. ("ST Holding II") is a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"). As of December 31, 2003, based on voting and economic interests, FT1CI and Finmeccanica held exactly 50% each of ST Holding. FT1CI consists of two principal French shareholders, France Telecom, the French state-controlled telecommunications company, and Societe des Participations CEA (commercially known as "Areva", formerly known as CEA-Industrie), a corporation controlled by the French atomic energy commission. Finmeccanica is an Italian holding company owned by both the Italian Ministero dell'Economia e delle Finanze ("the Italian Ministry of Economics and Finance"), which controls important actions of Finmeccanica due to its significant holding in it, and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario ("Telematico") and is included in the MIB 30 stock index. The Italian Ministry of Economics and Finance has appointed a majority of the members of Finmeccanica's board of directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts on the New York Stock Exchange. Certificats d'investissement of Areva are listed on Euronext Paris.

          ST Holding owned 90% of the Company's shares before the Company's initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dilute its shares as provided below in "--Shareholders' agreements--2001 Shareholders' agreement--Disposals of the Company's Common Shares" and pursuant to the eventual conversion of the Company's outstanding convertible instruments.

          Set forth below is a table of ST Holding II's holdings in the Company as of the end of each of the past three financial years:

                                                      Common SharesOwned
                                                      ------------------
                                                      Number            %
                                                      ------            -
December 31, 2003                                     311,483.280       34.5
December 31, 2002                                     320,483.280       35.6
December 31, 2001                                     389,483.280       36.2

CUSIP No. 861012102                   13G                    Page 19 of 28 Pages


          The chart below illustrates the shareholding structure as of December 31, 2003, without giving effect to the potential exchanges of shareholder exchangeable bonds for Company shares, which may occur from January 2, 2004:


       French Shareholders                     Italian Shareholders

-------------   ----------------     -------------------------------    --------
 Areva Group     France Telecom       Italian Ministry of Economics      Public
                                        and Finance
-------------   ----------------     -------------------------------    --------
   63.8% |        | 36.2%                          32.3% |               | 67.7%
         |        |                                      |               |
        --------------                               --------------      |
            FT1CI                                     Finmeccanica -------
        --------------                               --------------
              |                                             |
              |                                             |
              |                 ----------------            |
          50% ------------------   ST Holding   ------------- 50%
                                ----------------
                                        |
                                        | 100%
                                ----------------     --------------
                                 ST Holding II           Public
                                ----------------     --------------
                                        |                  |
                                        | 34.5%      65.5% |
                                    -------------------------
                                     STMicroelectronics N.V.
                                    -------------------------


          On December 17, 2001, France Telecom issued (euro)1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of the Company's existing common shares on or after January 2, 2004. On July 30, 2002, France Telecom finalized the private placement to institutional investors of (euro)442.2 million of 6 3/4% notes due August 6, 2005, mandatorily exchangeable into the Company's existing common shares held by France Telecom. France Telecom's 6 3/4% notes are exchangeable for the Company's common shares from January 2, 2004 and the number of shares that France Telecom will deliver to the holders of the notes is a maximum of
26.42 million shares and a minimum of 20.13 million shares, depending on the price of the Company's shares at maturity.

          On August 12, 2003, Finmeccanica Finance S.A., a subsidiary of Finmeccanica, issued (euro)438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the "Finmeccanica notes"). On September 2, 2003, Finmeccanica Finance S.A. issued an additional (euro)62,675,000 of Finmeccanica notes, raising the issue size to
(euro)501,400,000. The Finmeccanica notes are exchangeable beginning on January 2, 2004 into up to 20 million of the Company's existing common shares held by ST Holding II, or 2.3% of its then-outstanding share capital. During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 0.99% of the Company's issued and outstanding common shares. The sales were made as permitted by the shareholders' agreement dated December 10, 2001, in compliance with current stock exchange regulations, and corresponded to indirect shareholdings held by Finmeccanica.

CUSIP No. 861012102                   13G                    Page 20 of 28 Pages


          Pursuant to the terms and conditions of France Telecom's 1.0% exchangeable notes, on February 6, 2004, France Telecom notified the holders of its 1.0% notes of its decision to redeem the notes. When successfully completed, on March 9, 2004, the shares underlying France Telecom's 1.0% exchangeable notes held in escrow by BNP Paribas Securities Services (France) will be released from escrow.

          Following the recent sales by Finmeccanica, and assuming the France Telecom 1.0% notes are redeemed by France Telecom in their entirety on March 9, 2004, the France Telecom 6 3/4% notes are exchanged for the Company's common shares at the maximum exchange ratio, and that the Finmeccanica 0.375% notes are exchanged for the Company's common shares at the initial exchange ratio, ST Holding II would own approximately 29.4% of the Company's issued common shares. Making the same assumptions, Finmeccanica's actual indirect interest in the Company's shares would be approximately 15.0% and FT1CI's actual direct interest would be approximately 14.3%, consisting of an Areva stake of approximately 11.0% and a France Telecom stake of approximately 3.3%.

Shareholders Agreements

          In connection with the Company's formation, Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) as the Company's shareholders, entered into a shareholders' agreement on April 30, 1987 (as amended, the "Holding Shareholders' agreement"). The current parties to the Holding Shareholders' agreement are FT1CI and Finmeccanica.

          The Holding Shareholders' agreement contemplates that the parties shall agree upon common proposals and jointly exercise their powers of decision and their full control of the strategies and actions of ST Holding and the Company. Under the Holding Shareholders' agreement, the Supervisory Board of ST Holding, which "presently is composed of three representatives of FT1CI and four representatives of Finmeccanica, and the Company's Supervisory Board, each one within its respective sphere of competence, must give their respective prior approval before ST Holding may vote in favor of a resolution that the Company or any of its subsidiaries may: (i) modify the Company's articles of incorporation;
(ii) change the Company's authorized share capital, issue, acquire or dispose of the Company's shares, change any shareholder rights or issue any instruments granting an interest in the Company's capital or profits; (iii) be liquidated or dispose of all or a substantial and material part of the Company's assets or any shares the Company holds in any of the Company's subsidiaries; (iv) enter into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or form a new company; (v) approve such company's draft consolidated balance sheets and financial statements or any profit distribution by such company; or (vi) enter into any agreement with any of the direct or indirect ST Holding shareholders outside the normal course of the Company's business. The Holding Shareholders' agreement also provides that long-term business plans and annual budgets for the Company and its subsidiaries, as well as any significant modifications thereto, shall be approved in advance by the Supervisory Board of each of ST Holding and the Company, each one within its respective sphere of competence. In addition, the Supervisory Board of ST Holding shall also decide upon operations of

CUSIP No. 861012102                   13G                    Page 21 of 28 Pages


exceptional importance contained in the annual budget even after financing thereof shall have been approved.

          Pursuant to the terms of the Holding Shareholders' agreement, neither the Company nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the Holding Shareholders' agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them. Any financing or capital provided by the parties to ST Holding or the Company is intended to be provided pro rata based on the parties' respective shareholdings in ST Holding. See further details below.

          The admission of a third party to the share capital of ST Holding, whether through the sale of ST Holding's outstanding shares or through the issue by ST Holding of new shares, or by any other means, must be unanimously agreed upon. In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the Holding Shareholders' agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The Holding Shareholders' agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

          Pursuant to the terms of the Holding Shareholders' agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica, on the other hand, have agreed to maintain equal interests in the Company's share capital. See further details below.

2001 Shareholders Agreement

          On December 10, 2001, FT1CI, Finmeccanica, France Telecom and Areva signed an amendment to the ST Holding shareholders' agreement (the "2001 shareholders' agreement") to restructure their holdings in ST Holding. The agreement permits the shareholders to (i) restructure the holding companies as desirable, (ii) provide for new corporate governance principles, (iii) provide for the terms and conditions of disposals of the Company's common shares and
(iv) ensure stability in the shareholding structure and future flexibility. To the extent the 2001 shareholders' agreement conflicts with existing agreements among the shareholders, the provisions of the 2001 shareholders' agreement shall prevail.

     Restructuring of the Holding Companies

          If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable for tax efficiency. In any case, at least one holding company will continue to exist to hold the Company's common shares. The company that now holds or may hold the Company's

CUSIP No. 861012102                   13G                    Page 22 of 28 Pages


shares in the future for indirect shareholders is referred to below as the "holding company". The 2001 shareholders' agreement provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

          The 2001 shareholders' agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any of the Company's common shares or any instrument providing for the right to acquire any of the Company's common shares other than through the holding company until 24 months after such party ceases to be an indirect shareholder of the Company.

     Corporate Governance

          Under the 2001 shareholders' agreement, the parties have agreed to modify the corporate governance rights within the holding company so that they will be shared equally by FT1CI and Finmeccanica, referred to below as the "shareholders", despite occasional differences in indirect economic interest in the Company, for 24 months after the date of the 2001 shareholders' agreement plus the three-month period thereafter, referred to as the "Balance Period", during which each of FT1CI and Finmeccanica has an option to rebalance their shareholdings, referred to as the "Rebalancing Option". The Balance Period is stated to continue as long as each shareholder in the holding company owns at least 47.5% of its shares subject to the exercise of the Rebalancing Option. Under the terms of the 2001 shareholders' agreement, the Balance Period would have ended on March 9, 2004. The parties have agreed to extend the Balance Period through April 9, 2004. In the case where one shareholder's stake exceeds 52.5% after the Balance Period, control of ST Holding will automatically be granted to it, while certain rights will be preserved for the minority shareholder.

          During the Balance Period, the shareholders agree that the holding company will have a managing board comprised of two members (one designated by each shareholder) and a supervisory board comprised of eight members (four designated by each shareholder). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between Finmeccanica and FT1CI. The current chairman of the Supervisory Board is Mr. Testore and the current Vice-Chairman is Mr. Arbola.

          During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of the Company's Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the chairman and the Vice-Chairman of the Company's Supervisory Board, and that of the holding company; (iii) information by the Company's Managing Board and by the Company's Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of the Company's Managing Board and that of the holding company; (vi) remuneration of the members of the Company's Managing Board and those of the holding company; (vii) internal audit of the Company and of the holding company;
(viii) industrial

CUSIP No. 861012102                   13G                    Page 23 of 28 Pages


and commercial relationships between the Company and Finmeccanica or the Company and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company's Articles of Association including the Company's budget and pluri-annual plans.

          However, in the case of a hostile take-over bid for the Company, any shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by the Supervisory Board), in which case both shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of the Company's voting rights (and to the exclusion of any further acquisitions of the Company's common shares, which require the unanimous approval of the Company's shareholders).

          As regards the Company during the Balance Period: (i) each shareholder shall have the right to insert on a list prepared for proposal by the holding company to the Company's general meeting of shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the shareholders will cause the holding company to submit to the Company's general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board; and
(iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company's general meeting of shareholders.

          In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders resolution of the holding company, which shall require the unanimous approval of the shareholders: (i) any alteration in the holding company's articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company's authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for the Company's common shares; any acquisition or disposal by the holding company of the Company's shares and/or any right to subscribe for the Company's common shares; any modification to the rights attached to the Company's common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of the Company's general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company's annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company, it being understood that a dividend distribution by the Company and the holding company will be regulated by tracking stocks issued by the holding company to the shareholders.

          After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

CUSIP No. 861012102                   13G                    Page 24 of 28 Pages


(i) As long as any of the shareholders indirectly owns at least 3% of the Company's issued and outstanding share capital, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares of the Company as a defense against a hostile takeover bid for the Company.

(ii) As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the Company's articles of association (including any alteration in the Company's authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company's common shares, changes to the rights attached to the Company's shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders' meetings).

(iii) Any decision to vote the Company's shares held by the holding company at any general meeting of the Company's shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the Company's shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company's shareholders' meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv) In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder Indirectly owns at least 3% of the Company's total issued and outstanding share capital.

          At the end of the Balance Period, the members of the Company's Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company's majority shareholder, subject to the rights described in the previous paragraph.

     Disposals of The Company's Common Shares

          Pursuant to the 2001 shareholders' agreement, ST Holding and France Telecom have entered into transactions disposing of the Company's common shares.

      o In December 2001, ST Holding sold 69 million of the Company's existing common shares, reducing its holdings from 389,483,280 shares to 320,483,280 shares. In this sale, France Telecom's indirect stake in the Company was reduced by 39,000,000 shares and Finmeccanica's stake was reduced by 30,000,000 shares.

CUSIP No. 861012102                   13G                    Page 25 of 28 Pages


      o Also in December 2001, France Telecom issued (euro)1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of the Company's existing common shares on or after January 2, 2004.

          o On July 30, 2002, the Company was informed that France Telecom sold
          (euro)442.2 million of 6 3/4% notes due August 6, 2005, mandatorily exchangeable into a maximum of 26.42 million of the Company's existing common shares (depending on the Company's share price at the maturity date or redemption), disposing of appreciably all of its remaining interest in the Company.

      o   In August 12, 2003, Finmeccanica, through its subsidiary
          Finmeccanica Finance, issued(euro)438,725,000 aggregate principal amount of Finmeccanica Exchangeable Notes which exchangeable from January 2, 2004 for approximately 17.5 million of the Company's existing common shares held by Finmeccanica at their initial exchange ratio, which is 39.8883 per Exchangeable Note, or approximately 2% of the Company's issued and outstanding common shares (increased to 20 million of the Company's existing common shares, or approximately 2.3% of the Company's issued and outstanding common shares after exercise of the over allotment option in the Finmeccanica Exchangeable Notes offering, which was exercised in full).

      o During the second half of 2003, Finmeccanica sold an aggregate of 9,000,000 of the Company's existing common shares.

      o Pursuant to the terms and conditions of France Telecom's 1.0% exchangeable notes, on February 6, 2004, France Telecom notified the holders of its 1.0% notes of its decision to redeem the notes. When successfully completed, on March 9, 2004, the shares underlying France Telecom's 1.0% exchangeable notes held in escrow by BNP Paribas Securities Services (France) will be released from escrow.

          The 2001 shareholders' agreement also provided for ST Holding II to enter into escrow arrangements with France Telecom and Finmeccanica with respect to the Company's common shares underlying the exchangeable notes sold in December 2001, July 2002 and August 2003. The 2001 shareholders' agreement provides that France Telecom and Finmeccanica will have a call option over those shares upon exchange of the exchangeable notes for common shares. The voting rights with respect to the shares held in escrow will at all times be exercised by ST Holding II. The agreement further provides that each of the shareholders may request ST Holding to enter into hedging agreements.

          As long as any of the parties to the shareholders' agreement has a direct or indirect interest in the Company, subject to the public offer exception listed in paragraph (v) above, no sales by a party to the 2001 shareholders' agreement may be made of any of the Company's shares or of FT1CI, ST Holding or ST Holding II to any of the Company's top ten competitors, or any company that controls such competitor.

     Change of Control Provision

          The 2001 shareholders' agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand.

CUSIP No. 861012102                   13G                    Page 26 of 28 Pages


The shareholders may transfer shares of the holding company or FT1CI to any of the shareholder's affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Preference Shares

          On May 31, 1999, the Company's shareholders at the annual general meeting approved the creation of 180,000,000 preference shares (540,000,000 preference shares, as adjusted for the 3-to-1 stock split implemented in May
2000). These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On the same day, the Company entered into an option agreement with ST Holding II, amended in August of 2002, which provides that preference shares shall be issued to ST Holding II upon request, subject to the adoption of a resolution of the Company's Supervisory Board recognizing that a hostile takeover or similar action exists and giving the Company's consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the 2002 amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 30% of the Company's issued share capital at the time of exercise of the option. Upon exchange in full of the existing France Telecom exchangeable notes and the Finmeccanica exchangeable notes (in each case which became possible on January 2, 2004 and relate to existing common shares), and upon conversion in full of the Company's outstanding convertible bonds due 2009, 2010 and 2013, as well as the dilution due to the exercise of share options, ST Holding II's ownership would fall below the 30% threshold.

          Under the 2001 shareholders' agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event of a hostile takeover bid for the Company.

Other Shareholders Agreements

          The shareholders of FT1CI entered into a separate shareholders' agreement in January 1993. On December 28, 2001, France Telecom and Areva modified this agreement in its entirety to reflect the 2001 shareholders' agreement between the shareholders of ST Holding (the "2001 FT1CI protocol"). The 2001 FT1CI protocol provided for the capital reduction of FT1CI to reflect the sale by France Telecom of a portion of its indirect interest in the Company. At the end of the two-year period described above under "--Disposals of The Company's Common Shares", Areva can either require an additional capital reduction of FT1CI or buy France Telecom's remaining shares in FT1CI.

          The 2001 FT1CI protocol provides for modified corporate governance arrangements based on France Telecom's level of ownership of the Company. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to nominate a number of FT1CI representatives to the Supervisory Board of ST Holding, ST Holding II and the Company in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those Supervisory Boards as long as

CUSIP No. 861012102                   13G                    Page 27 of 28 Pages


France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, the Company and the Company's subsidiaries may be taken by simple majority. Certain actions by FT1CI will continue to require the approval of the France Telecom director or directors. These include (i) all borrowings above (euro)2 million, (ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

          In case ST Holding II requests the issuance of preference shares pursuant to the option agreement with the Company, the new FT1CI shareholders' agreement provides that the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the number of the Company's common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes.

          Following the 24-month period from the ST Holding 2001 shareholders' agreement, should Finmeccanica exercise its right to make a public offering of the Company's common shares, FT1CI's right of first refusal may be exercised by Areva in the first instance, and then by France Telecom. In addition, in case of a Finmeccanica public offering, both Areva and France Telecom may cause FT1CI to exercise its tag-along rights to offer the Company's common shares corresponding to the respective indirect holding. If either party were to exercise its right of first refusal or tag-along rights, Areva and France Telecom undertake to cause FT1CI to undertake all appropriate actions.

          Transfers of shares in FT1CI to third parties are subject to a right of preemption, a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders' agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI.

          As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

          Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian

CUSIP No. 861012102                   13G                    Page 28 of 28 Pages


government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's bylaws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) the approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders' agreements relating to Finmeccanica's share capital,
(iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

          In connection with the Company's initial public offering in 1994, the Company entered into a registration rights agreement with ST Holding II pursuant to which the Company agreed that, upon request from ST Holding II, the Company will file a registration statement under the Securities Act to register common shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, the Company will grant ST Holding II the right to include the Company's common shares in any registration statements covering offerings of common shares by the Company. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of common shares being registered, except that ST Holding II will pay any underwriting commissions relating to common shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. The Company's registration rights agreement with ST Holding II will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of the Company's outstanding common shares.